

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2020

Patience C. Ogbozor
President and Chief Executive Officer
Cannabinoid Biosciences, Inc.
370 Amapola Ave. Suite 200A
Torrance, CA 90501

> **Re: Cannabinoid Biosciences, Inc.**
> **Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed May 20, 2020**
> **Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed May 1, 2020**
> **File No. 024-10924**

Dear Ms. Ogbozor:

 We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A filed May 20, 2020

Summary
Our Business, page 2

1. We note your discussion of potential acquisition targets. We will not object to disclosure concerning your activities to advance your business plan but it is not appropriate to present targets' potential revenues or similar results as these results are speculative and without context with reference to your company. Please remove this disclosure.

2. We note your disclosure that the acquisition of a controlling stake in Kid Castle Education Corporation was in pursuit of the Company's goal of getting listed or up-listed on the Nasdaq within the next 12 months, and that subsequently, the Board of Directors approved the distribution of these shares to the shareholders of the Company. Please revise your

disclosure to briefly explain the impact of the distribution on the intended goal of listing on Nasdaq.

3. We note your disclosure that you have established both trading and holding positions in a number of biotechnology companies and that you will look to become a biopharmaceutical portfolio manager. You also state that you are a start-up biotechnology holding and investment company. Please provide us with your legal analysis supporting your conclusion that your activities are in compliance with the Investment Company Act of 1940.

Mission Statement, page 3

4. We note your disclosure that your process standardization for CBD products would entail a number of steps. Please balance this disclosure with a discussion of the challenges you face in implementing these processes.

Exhibits

5. We note Section 6 of the Subscription Agreement contains a waiver of jury trial provision. Please expand your disclosure to state whether this provision applies to federal securities law claims.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at 202-551-5019 or Celeste Murphy at 202-551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences